UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D – EXIT FILING

Under the Securities Exchange Act of 1934
(Amendment No. 5)

DNB Financial Corporation

(Name of Issuer)

Common stock, par value $1.00 per share

(Title of Class of Securities)

233237 10 6

(CUSIP Number)

Gerald F. Sopp
EVP and Chief Financial Officer
DNB Financial Corporation
4 Brandywine Avenue
Downingtown, PA 19335
(484) 359-3138

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

SCHEDULE 13G - Exit Filing CUSIP No. 233237 10 6

1.	Names of Reporting Person - William S. Latoff/The Estate of William S. Latoff

2.	Check the Appropriate Box if a Member of a Group
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization - U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:
	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person IN

Item 1.	Security and Issuer

The class of securities to which this statement relates is common stock, par value $1.00 per share (the “Common Stock”), of DNB Financial Corporation (the “Issuer”), and the principal executive offices of the Issuer are located at 4 Brandywine Avenue, Downingtown, PA 19335.

Item 4.	Purpose of Transaction

This Amendment No. 5 amends the Schedule 13D filed on January 14, 2015 (the “Schedule 13D”) by William S. Latoff, DNB Financial Corporation’s former Chairman and CEO, who passed away on January 11, 2016. After Mr. Latoff’s passing, his shares were held in The Estate of William S. Latoff (the “Reporting Person”), or passed by law to his spouse, Mary D. Latoff.  As of March 5, 2018, shares held in the Estate were distributed.  Consequently, the Reporting Person is no longer the beneficial owner of any shares of DNB Financial Corporation’s Common Stock.  Accordingly, this Amendment No. 5 is the Reporting Person’s final amendment to the Schedule 13D and is an exit filing.

Item 5.	Interest in Securities of the Issuer

(a)
William S. Latoff/The Estate of William S. Latoff beneficially owns, for purposes of this report, -0- shares of Common Stock, which represent -0-% of the shares of Common Stock outstanding as of March 5, 2018.

(b)	Not Applicable

(c)	Not Applicable

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 7.	Material to be filed as Exhibits

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2018

Date
/s/Gerald F. Sopp for William S. Latoff/The Estate of William S. Latoff

Signature

William S. Latoff/The Estate of William S. Latoff, Individually